SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated November 18, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: November 19, 2014

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for the Fourth Quarter and Full Year 2014

- Fourth Quarter and Fiscal Year 2014 Net Revenue Exceed Guidance, Reaching $35.3 Million and $97.2 Million, Respectively -

- 4QFY14 Net Income Up 47.5% Year-Over-Year to $13.4 Million -

-FY14 Net Income Up 72.6% Year-Over-Year to $23.4 Million-

- Company Issues FY15 Net Revenue Growth Outlook of 27% to 32% -

- Declares Annual Cash Dividend of $0.20 per Ordinary Share or $0.80 per ADS -

BEIJING — November 18, 2014 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced unaudited financial results for the fourth quarter and fiscal year 2014 ended September 30, 2014.

Fourth Quarter Fiscal 2014 Financial and Operational Highlights

•	Total course enrollments reached 880,000, an increase of 14.7% from the fourth quarter of fiscal 2013.

•	Cash receipts from online course registration reached $16.8 million, a 28.6% increase over the fourth quarter of fiscal 2013.

•	Net revenue increased by 30.3% to $35.3 million from $27.1 million in the prior year period, exceeding the Company’s guidance range of $32.4 million to $33.6 million.

•	Gross profit increased by 30.6% to $24.1 million from $18.4 million in the prior year period.

•	Operating income increased by 27.7% to $14.2 million from $11.1 million in the prior year period.

•	Net income increased by 47.5% to $13.4 million from $9.1 million in the prior year period.

•	Basic and diluted net income per American Depositary Share (“ADS”) was $0.376 and $0.375, respectively, representing a year-over-year increase of 39.8% and 41.0%, respectively, from basic and diluted net income per ADS of $0.269 and $0.266, respectively for the fourth quarter of fiscal 2013. Each ADS represents four ordinary shares.

•	Operating cash flow increased by 5.7% to $7.4 million from $7.0 million in the fourth quarter of fiscal 2013.

Fiscal Year 2014 Financial and Operational Highlights

•	Total course enrollments were 3.2 million in fiscal year 2014, representing a year-over-year increase of 19.9%, compared to 2.7 million in fiscal year 2013.

•	Net revenues increased 36.2% to $97.2 million for fiscal year 2014, compared to $71.4 million for fiscal year 2013.

•	Gross profit for fiscal year 2014 increased 38.5% to $57.4 million, compared to $41.4 million in fiscal year 2013. Gross margin was 59.0% and 58.1% in fiscal year 2014 and 2013, respectively.

•	Operating income increased 53.3% to $24.6 million in fiscal year 2014, compared to $16.0 million in fiscal year 2013.

•	Net income increased 72.6% to $23.4 million in fiscal year 2014, compared to $13.6 million in fiscal year 2013.

•	Basic and diluted net income per ADS was $0.670 and $0.666, respectively, compared to $0.401 and $0.398 for fiscal year 2013, respectively.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “We finished the year on a very strong note, delivering 30.3% and 36.2% revenue growth for the quarter and for the year, respectively, both exceeding guidance. In addition, we achieved yet another year of extraordinary net income growth of 72.6% for the year. These strong results reflect the successful execution of our balanced growth strategy, namely, our unrelenting focus on providing our students with high quality courses, services and best-in-class online learning experiences, which helps our students achieve their educational goals and helps the Company build well-known and trusted online education brands; our financial discipline that balances expansion and profitability, paving a healthy runway for our sustained long-term growth; and our ongoing commitment to innovation that fosters development of the most comprehensive online learning systems.”

“Continuous innovation and a focus on quality remain the cornerstones of our model, and have served our students well as they continue to migrate from traditional off-line to online learning. Going forward, we will continue to build shareholder value with the same focused growth strategy, expanding our market reach from our traditional test-preparation and continuing education courses to a true life-long, comprehensive online learning program, which encompasses career enhancement professional skills training courses, soft-skill improvement courses, hobby-based courses, and courses that help people improve their quality of life. We have built a solid foundation for such expansion as our continuous investments in our cutting-edge online and mobile learning systems, in content development capabilities, and in our people, have started to pay off. We will work with all our partners to reach more potential users and better serve our large registered user base of close to 30 million students through the adaptation of “big data” solutions with their life-long learning needs.”

“Along with robust revenue growth and high scalability inherent to our model, as we continue to expand, we are confident that we will continue to achieve greater economies of scale, increase profitability and generate higher value for our shareholders,” Mr. Zhu concluded.

Ms. Ping Wei, Chief Financial Officer of CDEL, added, “I am very pleased with our financial performance during the fourth quarter, which again reflects strong enrollment gains and disciplined expense control. Our preliminary revenue guidance for 2015, which calls for growth of 27% to 32%, reflects our expectation that we will continue to gain on-line market share as students seek best-in-class course content. From our core online courses, to our innovative e-books and rapidly-growing mobile platform, our goal is to maintain the high quality for which we are known while cultivating new avenues for growth.”

Fourth Quarter Fiscal 2014 Financial Results

Net Revenue. Total net revenue increased by 30.3% to $35.3 million in the fourth quarter of fiscal 2014, from $27.1 million in the fourth quarter of fiscal 2013. The increase was primarily due to higher revenue in our accounting, healthcare, and engineering and construction (“E&C”) verticals. Net revenue from online education services, books and reference materials, and other sources contributed to 85.1%, 5.0% and 9.9%, respectively, of our total net revenue for the fourth quarter of fiscal 2014.

Online education services. Net revenue from online education services increased by 28.2% to $30.0 million in the fourth quarter of fiscal 2014, from $23.4 million in the prior year period, mainly due to higher revenue from accounting, healthcare and E&C courses.

Books and reference materials. Net revenue from books and reference materials increased by 10.5% to $1.8 million in the fourth quarter of fiscal 2014, from $1.6 million in the fourth quarter of fiscal 2013.

Others. Net revenue from other sources increased by 70.7% to $3.5 million in the fourth quarter of fiscal 2014, from $2.0 million in the fourth quarter of fiscal 2013. The increase was mainly due to higher revenue from our “Tax School”, in-person accounting professional training courses, and business start-up training courses.

Cost of Sales. Cost of sales increased by 29.8% to $11.2 million in the fourth quarter of fiscal 2014, from $8.6 million in the fourth quarter of fiscal 2013. The increase in cost of sales was mainly due to increased lecture fees, salaries and related expenses, server lease fees and bandwidth costs, rental and related expenses, and cost of books and reference materials.

Gross Profit. Gross profit increased by 30.6% to $24.1 million in the fourth quarter of fiscal 2014, from $18.4 million in the prior year period. Gross margin increased to 68.2% in the fourth quarter of fiscal 2014, as compared to 68.1% in the fourth quarter of fiscal 2013.

Operating Expenses. Total operating expenses increased by 35.4% to $9.9 million in the fourth quarter of fiscal 2014, from $7.3 million in the prior year period. This increase was primarily due to higher marketing and promotional expenses, increased commissions to the Company’s distributors, increased salaries and related expenses, and increased performance-based employee bonus.

Selling expenses. Selling expenses increased by 30.9% to $5.6 million in the fourth quarter of fiscal 2014 from $4.3 million in the prior year period, primarily driven by increased commissions to the Company’s online distributors, an expansion of our marketing and promotional activities, and increased salaries and related expenses.

General and administrative expenses. General and administrative expenses increased by 41.9% to $4.2 million in the fourth quarter of fiscal 2014, from $3.0 million in the prior year period, primarily due to increased performance-based employee bonus.

Income Tax Expense. Income tax expense decreased by 38.7% to $1.6 million in the fourth quarter of fiscal 2014, from $2.5 million in the prior year period, primarily due to the reverse of certain accumulated unpaid income tax expense accrued in earlier fiscal years.

Net Income. Net income increased by 47.5% to $13.4 million in the fourth quarter of fiscal 2014 from $9.1 million in the prior year period.

Operating Cash Flow. Net operating cash inflow was $7.4 million in the fourth quarter of fiscal 2014, as compared to net operating cash inflow of $7.0 million in the prior year period.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of September 30, 2014 were $140.4 million, as compared with $132.3 million as of June 30, 2014.

Fiscal Year 2014 Financial Results

Net Revenues. Total net revenues increased by 36.2% to $97.2 million in the fiscal year 2014, from $71.4 million in the fiscal year 2013.

Net revenues from online education services for the fiscal year 2014 increased by 37.5% to $80.5 million from $58.6 million in the fiscal year 2013.

Net revenues from books and reference materials for the fiscal year 2014 increased by 24.6% to $6.4 million from $5.1 million in the fiscal year 2013. In addition, net revenues from other sources increased by 34.0% year-over-year to $10.3 million in the fiscal year 2014 from $7.7 million in the fiscal year 2013.

Cost of Sales. Cost of sales increased by 33.0% to $39.8 million for the fiscal year 2014, from $29.9 million in the fiscal year 2013.

Gross Profit. Gross profit increased by 38.5% to $57.4 million for the fiscal year 2014 from $41.4 million in the fiscal year 2013. Gross profit margin for the fiscal year 2014 was 59.0%, an increase from 58.1% in the fiscal year 2013.

Operating Expenses. For the fiscal year 2014, total operating expenses increased by 29.9% to $33.1 million from $25.5 million in the fiscal year 2013.

For the fiscal year 2014, selling expenses increased by 36.8% to $21.4 million, compared to $15.7 million in the fiscal year 2013.

For the fiscal year 2014, general and administrative expenses increased by 18.8% to $11.6 million, compared to $9.8 million in the fiscal year 2013.

Income Tax Expense. For the fiscal year 2014, income tax expense was $4.1 million, an increase of 6.7% from $3.8 million in the fiscal year 2013.

Net Income. Net income was $23.4 million for the fiscal year 2014, an increase of 72.6% from $13.6 million in the fiscal year 2013.

Operating Cash Flow. Net operating cash inflow for fiscal year 2014 was $44.1 million, compared to $32.1 million in the fiscal year 2013.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of September 30, 2014 increased to $140.4 million from $72.7 million as of September 30, 2013.

Dividend

The Company today announced that its Board of Directors has approved and declared a cash dividend of $0.20 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on January 6, 2015.

Holders of American Depositary Shares (“ADS”), each representing four ordinary shares of CDEL, are accordingly entitled to the cash dividend of $0.80 per ADS. The depository, Deutsche Bank Trust Company Americas, will charge a fee of $0.02 per ADS when the dividends are distributed on or about January 10, 2015.

Subject to the Company’s ongoing financial performance, cash position, budget and business plan and market conditions, the Company’s Board of Directors will, on a yearly basis, consider paying a dividend.

Outlook

For the 2015 fiscal year, the Company expects to generate total net revenue in the range of $123.4 million to $128.3 million, representing year-over-year growth of approximately 27% to 32%.

For the first quarter of fiscal 2015, the Company expects to generate total net revenue in the range of $20.0 million to $20.9 million, representing year-over-year growth of approximately 7% to 12% as our quarterly revenue distribution fluctuates year to year.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. Eastern Time on November 19, 2014 to discuss its fourth quarter and fiscal year 2014 financial results and recent developments. The conference call may be accessed by calling 1-855-298-3404 (US), 1-631-5142-526 (International), 400-120-0539 (China), 800-905-927 (Hong Kong), or 44-(0)20-3078-7622 (UK). The passcode is CDEL or DL.

A telephone replay will be available two hours after the call until November 24, 2014 at 1-866-846-0868 (US), 61-2-9641-7900 (International), 400-184-2240 (China), 800-966-697 (Hong Kong), or 0800-169-7301 (UK). The replay passcode is 9522275.

A live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, healthcare, E&C, and other industries. The Company also offers other professional education courses for the national judicial examination, English proficiency test for professionals, computer application skills, and other occupational certifications or skills, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2015 and the full fiscal year 2015 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the Company’s mobile strategies and plan to build life-long, comprehensive online learning program and adapt “big data” solutions) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; competition in the education and test preparation markets; and changes of Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: dl@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2013	September 30, 2014
	(Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	71,919	118,075
Term deposit	817	5,702
Restricted cash	6	16,637
Accounts receivable, net of allowance for doubtful accounts of US$1,250 and US$1,773 as of September 30, 2014 and 2013, respectively	3,518	1,637
Inventories	698	449
Prepayment and other current assets	4,087	3,749
Deferred tax assets, current portion	1,751	2,116
Deferred cost	1,889	1,248

Total current assets	84,685	149,613

Non-current assets:
Property, plant and equipment, net	10,202	10,721
Goodwill	7,711	7,689
Other intangible assets, net	1,476	1,384
Deposit for purchase of non-current assets	374	94
Other non-current assets	1,546	2,128

Total non-current assets	21,309	22,016

Total assets	105,994	171,629

Liabilities and equity:
Current liabilities:
Short-term bank loan (including short-term bank loan of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of September 30, 2014 and 2013, respectively)	—	16,583
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$21,275 and US$13,361 as of September 30, 2014 and 2013, respectively)	15,072	22,695
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US3,504 and US3,661 as of September 30, 2014 and 2013, respectively)	4,282	4,209
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US23,319 and US17,120 as of September 30, 2014 and 2013, respectively)	17,143	23,423
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US5,199 and US4,300 as of September 30, 2014 and 2013, respectively)	4,300	5,199

Total current liabilities	40,797	72,109

Non-current liabilities:
Deferred tax liabilities, non-current portion (including non-current portion of deferred tax liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of September 30, 2014 and 2013, respectively)	677	1,110

Total non-current liabilities	677	1,110

Total liabilities	41,474	73,219

Equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2014 and 2013, respectively; Authorized – 500,000,000 and 480,000,000 at September 30, 2014 and 2013, respectively; Issued and outstanding – 142,752,873 and 135,532,141 shares at September 30, 2014 and 2013, respectively)	14	14
Additional paid-in capital	46,742	72,190
Accumulated other comprehensive income	6,295	6,220
Retained Earnings	11,469	19,986

Total China Distance Education Holdings Limited shareholders’ equity	64,520	98,410

Total equity	64,520	98,410

Total liabilities and equity	105,994	171,629

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2013	2014

Sales, net of business tax, value-added tax and related surcharges:
Online education services	23,430	30,033
Books and reference materials	1,601	1,769
Others	2,039	3,480

Total net revenues	27,070	35,282

Cost of sales
Cost of services	(7,883)	(9,524)
Cost of tangible goods sold	(755)	(1,688)

Total cost of sales	(8,638)	(11,212)

Gross profit	18,432	24,070

Operating expenses
Selling expenses	(4,308)	(5,639)
General and administrative expenses	(2,978)	(4,227)

Total operating expenses	(7,286)	(9,866)
Other operating income	—	32

Operating income	11,146	14,236

Interest income	507	1,045
Interest expense	—	(97)
Exchange loss	(16)	(210)

Income before income taxes	11,637	14,974
Less: Income tax expense	(2,538)	(1,555)

Net income attributable to China Distance Education Holdings Limited	9,099	13,419

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.067	0.094
Diluted	0.067	0.094

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.269	0.376
Diluted	0.266	0.375

Weighted average shares used in calculating net income per share:
Basic	135,349,711	142,624,622
Diluted	136,697,750	143,269,355

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2013	2014

Sales, net of business tax, value-added tax and related surcharges:
Online education services	58,573	80,545
Books and reference materials	5,129	6,392
Others	7,658	10,259

Total net revenues	71,360	97,196

Cost of sales
Cost of services	(27,073)	(35,300)
Cost of tangible goods sold	(2,844)	(4,503)

Total cost of sales	(29,917)	(39,803)

Gross profit	41,443	57,393

Operating expenses
Selling expenses	(15,673)	(21,445)
General and administrative expenses	(9,806)	(11,645)

Total operating expenses	(25,479)	(33,090)
Other operating income	59	253

Operating income	16,023	24,556

Interest income	1,415	2,964
Interest expense	—	(291)
Exchange gain/(loss)	(77)	232

Income before income taxes	17,361	27,461
Less: Income tax expense	(3,797)	(4,052)

Net income attributable to China Distance Education Holdings Limited	13,564	23,409

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.100	0.168

Diluted	0.100	0.167

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.401	0.670
Diluted	0.398	0.666

Weighted average shares used in calculating net income per share:
Basic	135,174,562	139,613,967
Diluted	136,399,233	140,497,204